Exhibit 99.1

Appendix 3G - Notification of issue, conversion or payment up of unquoted equity securities

Announcement Summary

Entity name

WOODSIDE ENERGY GROUP LTD

Date of this announcement

Friday May 03, 2024

The +securities the subject of this notification are:

+Other securities issued under an +employee incentive scheme that are not intended to be quoted on ASX

Total number of +securities to be issued/transferred

ASX +security code	Security description	Total number of +securities to be issued/transferred	Issue date

WDSAL	RIGHTS	65,771	01/05/2024

Refer to next page for full details of the announcement

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Appendix 3G - Notification of issue, conversion or payment up of unquoted equity securities

Part 1 - Entity and announcement details

1.1 Name of entity

WOODSIDE ENERGY GROUP LTD

We (the entity named above) give notice of the issue, conversion or payment up of the following unquoted +securities.

1.2 Registered number type	Registration number

ABN	55004898962

1.3 ASX issuer code

WDS

1.4 The announcement is

New announcement

1.5 Date of this announcement

3/5/2024

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Appendix 3G - Notification of issue, conversion or payment up of unquoted equity securities

Part 2 - Issue details

2.1 The +securities the subject of this notification are:

+Other securities issued under an +employee incentive scheme that are not intended to be quoted on ASX

2.2a This notification is given in relation to an issue of +securities in a class which is not quoted on ASX and which:

has an existing ASX security code (“existing class”)

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Appendix 3G - Notification of issue, conversion or payment up of unquoted equity securities

Part 3B - number and type of +securities the subject of this notification (existing class) where issue has not previously been notified to ASX in an Appendix 3B

ASX +security code and description

WDSAL : RIGHTS

Date the +securities the subject of this notification were issued

1/5/2024

Will these +securities rank equally in all respects from their issue date with the existing issued +securities in that class

Yes

Were any of the +securities issued to +key management personnel (KMP) or an +associate?

Yes

Provide details of the KMP or +associates being issued +securities.

Name of KMP	Name of registered holder	Number of +securities

Marguerite (Meg) Eileen O’Neill	Marguerite (Meg) Eileen O’Neill	65,771

Please provide a URL link for a document lodged with ASX detailing the terms of the +employee incentive scheme or a summary of the terms

Rights, each being an entitlement to receive one fully paid ordinary share in Woodside (ASX: WDS) at the end of a vesting period, subject to meeting vesting conditions. No amount is payable on vesting of the rights.

Further information regarding the terms of the Rights can be found in Woodside’s Notice of Annual General Meeting 2024 which is available at the following link: https://www.woodside.com/docs/default-source/asx-announcements/2024/notice-of-annual-general-meeting-2024.pdf?sfv rsn=92772128_3/%20Notice-of-Annual-General-Meeting-2024.pdf

See in particular the remuneration report on pages 83 to 100 and Note E.2 Employee Benefits in the notice to financial statements.

Any other information the entity wishes to provide about the +securities the subject of this notification

The Rights were granted in accordance with item 4 passed by shareholders at the 2024 Annual General Meeting (AGM) held on 24 April 2024.

Issue details

Number of +securities

65,771

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Appendix 3G - Notification of issue, conversion or payment up of unquoted equity securities

Part 4 - +Securities on issue

Following the issue, conversion or payment up of the +securities the subject of this notification, the +securities of the entity will comprise:

The figures in parts 4.1 and 4.2 below are automatically generated and may not reflect the entity’s current issued capital if other Appendix 2A, Appendix 3G or Appendix 3H forms are currently with ASX for processing.

4.1 Quoted +securities (Total number of each +class of +securities issued and quoted on ASX)

ASX +security code and description	Total number of +securities on issue

WDS : ORDINARY FULLY PAID	1,898,749,771

4.2 Unquoted +securities (Total number of each +class of +securities issued but not quoted on ASX)

ASX +security code and description	Total number of +securities on issue

WDSAL : RIGHTS	142,099

WDSAE : WEP EQUITY RIGHTS	9,079,822

WDSAB : PERFORMANCE RIGHTS	1,520,636

WDSAF : SWEP EQUITY RIGHTS	1,534,885

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Appendix 3G - Notification of issue, conversion or payment up of unquoted equity securities

Part 5 - Other Listing Rule requirements

5.1 Were the +securities issued under an exception in Listing Rule 7.2 and therefore the issue did not need any security holder approval under Listing Rule 7.1?

Yes

5.1a Select the number of the applicable exception in Listing Rule 7.2

14

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